Exhibit (k)(2)(i)

EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

AGREEMENT effective as of the 13th day of March 2025 by and among Callodine Specialty Income Fund, a Delaware statutory trust (the “Fund”) and Callodine Capital Management, LP, a Delaware limited partnership (the “Investment Manager”).

WITNESSETH:

WHEREAS, the Investment Manager acts as investment adviser to the Fund pursuant to an Investment Management Agreement with the Fund dated February 10, 2025 (the “Investment Management Agreement”);

NOW, THEREFORE, in consideration of the Fund engaging the Investment Manager pursuant to the Investment Management Agreement and other good and valuable consideration, the parties to this Agreement agree as follows:

1.       Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Fund’s Prospectus as currently in effect.

2.       The Investment Manager agrees with the Fund to waive its fees and/or reimburse expenses to the extent necessary to ensure that total annual fund operating expenses, (excluding Incentive Fees, acquired fund fees and expenses, distribution and service fees, interest and fees related to warehouse investments (as defined in the Prospectus) and leverage, taxes, expenses related to litigation and potential litigation, and extraordinary expenses (collectively, “Specified Expenses”)) do not exceed an annual rate of 0.75% (the “Expense Limit”). If the Fund’s total annual fund operating expenses, exclusive of the Specified Expenses, in respect of any class for any day, exceed the Expense Limit, the Investment Manager will waive its Investment Management Fee and/or reimburse the Fund for expenses to the extent necessary to eliminate such excess.

3.       This Agreement may not be terminated by the Fund or the Investment Manager until the date that is six (6) months from the date of the Fund’s commencement of operations. This Agreement shall automatically terminate at the end of the six (6) month period unless extended by the Investment Manager.

4.       To the extent that the Investment Manager waives its Investment Management Fee, or reimburses expenses to the Fund, such fees and expenses are not subject to recoupment.

5.       This Agreement will be construed in accordance with the laws of the state of Delaware and the applicable provisions of the Investment Company Act of 1940, as amended (the “Investment Company Act”). To the extent the applicable law of the State of Delaware, or any of the provisions in this Agreement, conflict with the applicable provisions of the Investment Company Act, the applicable provisions of the Investment Company Act will control.

6.      This Agreement constitutes the entire agreement between the parties to this Agreement with respect to the matters described in this Agreement.

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the date first written above.

CALLODINE SPECIALTY INCOME FUND

/s/ Jay Lyons
By:	Jay Lyons
Title:	President

CALLODINE CAPITAL MANAGEMENT, LP

/s/ Jay Lyons
By:	Jay Lyons
Title:	COO

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